FILE NO. 70-9343

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

               	       NORTHEAST UTILITIES ("NU")
			     NORTHEAST UTILITIES SERVICE COMPANY ("NUSCO")

             CERTIFICATE OF PARTIAL CONSUMMATION WITH RESPECT TO
                    GUARANTEES ISSUED BY NU IN SUPPORT OF
                   OBLIGATIONS OF NONUTILITY SUBSIDIARIES


     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Holding Company Act of 1935, as amended, NU and NUSCO (collectively, the "Applicants") hereby report and certify, pursuant to the order of the Commission issued on November 12, 1998 in this file (SEC Release No. 35-26939, File No. 70-9343), as follows:

	As of February 2, 1999, all NU guarantees issued in support of the obligations of nonutility subsidiaries totalled $53.5 million.

The following additional exhibit is filed herewith:

B.3 Amendment No. 1, dated as of November 30, 1998 (execution copy) to NU Guaranty dated as of November 30, 1998, made by and among NU, the Participating Banks, the Issuing Bank and the Administrative
Agent, all named in a $50,000,000 Letter of Credit and Reimbursement Agreement, dated as of November 30, 1998, among Select Energy, Inc., the Participating Banks, the Administrative Agent, the Issuing Bank and Documentation Agent, and the Syndication Agent named therein.

March 19, 1999

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
BY	  /s/Randy A. Shoop
Name:  Randy A. Shoop
Title:  Assistant Treasurer